FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of January 2006

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on January 10, 2006, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing that Panasonic and Toray will build world’s largest plasma display panel plant in Japan.

2.	News release issued on February 2, 2006, by the registrant, announcing consolidated financial results for the fiscal 2006 third quarter, ended December 31, 2005.

3.	Supplemental consolidated financial data for the fiscal 2006 third quarter, ended December 31, 2005.

4.	News release issued on February 2, 2006, by the registrant, announcing the sale of stake in Universal.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact Director of Overseas Investor Relations Matsushita Electric Industrial Co., Ltd.

Dated: February 13, 2006

FOR IMMEDIATE RELEASE

January 10, 2006

Media Contacts:
Matsushita Electric Industrial Co., Ltd.	Toray Industries, Inc.
Akira Kadota, International PR	Corporate Communications Section
Tel: +81-3-3578-1237 Fax: +81-3-3436-6766	Tel: +81-3-3245-5179 Fax: +81-3-3245-5459
Panasonic News Bureau
Tel: +81-3-3542-6205 Fax: +81-3-3542-9018

Panasonic and Toray to Build World’s Largest

Plasma Display Panel Plant in Japan

- Commencing operations in July 2007,

new plant to boost Panasonic’s PDP output to over 11 million panels per annum via production technology yielding world-first eight panels per sheet -

Osaka, Japan – Panasonic, the brand for which Matsushita Electric Industrial Co., Ltd. is best known, and diversified chemical group Toray Industries, Inc. today announced plans to build a new plasma display panel (PDP) manufacturing facility in Japan. The facility will be the fourth plant of their PDP joint venture, Matsushita PDP Company Ltd. (MPDP), giving Panasonic the largest PDP production capacity in the world.

With an investment of 180 billion yen, the world’s largest PDP plant will be situated next to MPDP’s third PDP plant in Amagasaki, Japan. The new plant will have a production capacity of 6 million panels per year (calculated on the basis of 42-inch screen-size panels).

MPDP will start construction of the new plant in May this year with production scheduled to commence in July 2007. When it reaches its full capacity by March 2009, Panasonic’s total PDP output will be lifted to 11.1 million panels per year. The new plant is Panasonic’s fifth PDP manufacturing facility. In addition to three other MPDP plants (two in Ibaraki and one in Amagasaki), Panasonic runs Shanghai Matsushita Plasma Display Co., Ltd. in China. The sheer size of its new production capacity reinforces Panasonic’s leadership in the global flat-panel TV market.

“The new plant will employ state-of-the-art process technologies and production systems that are more advanced than those of the third plant in Amagasaki, which began production in September 2005,” said Mr. Ken Morita, President of MPDP. “The new systems and technologies will bring greater mass production efficiencies to the whole process while ensuring higher quality. Our new process technology allows a single substrate to yield up to eight 42-inch panels, the highest number in the world. According to a comprehensive production strategy aimed at further enhancing production efficiencies in all PDP plants, each production line will be specialized by screen size. As a result, MPDP will be able to supply PDPs with more speed and flexibility to meet the surging world demand.”

The PDP market originated in Japan and has quickly evolved into a huge global market driven by the worldwide trend towards digital high-definition broadcasting. Demand for PDPs in North America and Europe now far exceeds demand in Japan. The growing market in China, the host country of the 2008 Summer Olympic Games, also is poised to outpace the growth in Japan.

Japan’s demand for crisp and clear picture, large-screen plasma TVs will be pushed by nationwide expansion of digital terrestrial broadcasting expected by the end of this year and the cessation of analog broadcasting by 2011. In other regions, such as Southeast Asia, PDP demand is expected to develop as digital broadcast infrastructure is built.

Mr. Morita said, “As plasma has technical advantages in producing large panels not only in terms of performance but also production and cost efficiencies, PDPs will gain more popularity as a multipurpose display for business, educational and medical applications as well as home theater use.”

“Panasonic anticipates the global PDP market will expand to 25 million panels by 2010. With its annual output capacity of over 11 million panels, we aim to be the world’s top manufacturer of PDPs by enhancing our global share to over 40 percent.”

Positioning PDP as one of their core businesses, Panasonic and Toray are committed to running MPDP together and making a significant contribution to the progress of the audio-visual industry on a global scale.

Profile of New Manufacturing Facility

Name:	Matsushita PDP Company Ltd. Fourth Plant

Location:	Amagasaki City, Hyogo Prefecture, Japan (on the same site with the third plant) (lot area: approx. 147,000 square meters)

Investment:	180 billion yen (including plant construction and equipment costs)

President:	Ken Morita Senior Vice President, Panasonic AVC Networks Company Executive Officer, Matsushita Electric Industrial Co., Ltd.

Business Activities:	Production and sales of plasma display modules and related products

Capacity:	500,000 units per month

Construction:	Groundbreaking in May 2006

Production:	To commence in July 2007

Employees:	Approx. 600 (initial stage)

Floor Space:	Approx. 192,000 square meters

About Panasonic

Best known by its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of US$81.44 billion for the year ended March 31, 2005. The company’s shares are listed on the Tokyo, Osaka, Nagoya, New York (NYSE:MC), Euronext Amsterdam and Frankfurt stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.co.jp/global/index.html.

About Toray

Toray, a leading diversified chemicals corporate group, has been technology-focused since its foundation in 1926. The company’s operations are underpinned by technological expertise in organic synthetic chemistry, polymer chemistry, and biochemistry- Toray’s three core technologies. These innovative technologies have yielded “advanced materials” that Toray is now exploiting to provide customers with comprehensive solutions through Fibers and Textiles, Plastics and Chemicals, IT-related Products, Housing and Engineering, Pharmaceuticals and Medical Products, New Products and Other Business divisions. In FY2004, Toray had consolidated sales of 1,299 billion yen (approx $12.1 billion), and over 33,700 employees worldwide. For further information, please check www.toray.co.jp.

# # #

February 2, 2006

FOR IMMEDIATE RELEASE

Media Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-3578-1237)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Brendon Gore (Europe)

(Tel: +44-20-8899-2217)

Investor Relations Contacts:

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Akihiro Takei (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1365)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

ANNOUNCEMENT OF FINANCIAL RESULTS

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 118 yen.)

MATSUSHITA REPORTS THIRD QUARTER NET PROFIT INCREASE

- Full-year Forecast Revised on Strong Third Quarter Results -

Osaka, Japan, February 2, 2006 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]) today reported its consolidated financial results for the third quarter and nine months, ended December 31, 2005, of the current fiscal year, ending March 31, 2006 (fiscal 2006).

Consolidated Third-quarter Results

Consolidated group sales for the third quarter increased 4% to 2,398.4 billion yen (U.S.$20.33 billion), from 2,296.5 billion yen in the same three-month period a year ago. Explaining the third quarter results, the company cited sales gains in digital audiovisual (AV) products, especially V-products. Of the consolidated group total, domestic sales were down 1% to 1,181.6 billion yen ($10.02 billion), from 1,189.0 billion yen a year ago. Overseas sales increased 10% to 1,216.8 billion yen ($10.31 billion), from 1,107.5 billion yen in the third quarter of fiscal 2005.

During the third quarter, the overall economic situation in Japan continued a moderate recovery trend, while global economic conditions were generally favorable, led by the United States and China. The outlook for world economies, however, is still uncertain, with concerns about the adverse impact of rising crude oil prices and risks associated with excessive housing investment in the United States.

In the electronics industry, conditions were favorable due mainly to strong sales in consumer electronics in the United States and steady global demand in information technology (IT) industries. The most recent round of inventory adjustments, particularly in components and devices, has also come to an end. However, a severe business environment continues due mainly to rising raw materials costs and price declines, mainly in AV products, caused by intensified global competition. Under these circumstances, Matsushita is accelerating the implementation of growth strategies and strengthening management structures to achieve global excellence in 2010.

As part of such efforts, the company successfully launched a new series of V-products and promoted the simultaneous introduction of products such as flat-panel TVs in Japan, the United States and Europe, resulting in increased market share. Meanwhile, the company promoted collaboration activities with Matsushita Electric Works, Ltd. (MEW), launching “Collaboration V-products” such as bathroom systems, which were developed through integrated core technologies from Matsushita and MEW, while reorganizing marketing structures. Furthermore, as part of initiatives to augment management structures, Matsushita launched a Next Cell Production Project to achieve further reductions in inventories and improve cost competitiveness. Also, a Second Corporate Cost Busters Project was launched to enhance profitability by eliminating redundancies throughout the Matsushita group.

Regarding earnings, negative factors, such as intensified global price competition and increased raw materials costs, including crude oil prices, were more than offset by sales gains, comprehensive cost reduction efforts and other positive factors. As a result, operating profit1 for the third quarter was up 47%, to 129.4 billion yen ($1.10 billion), from 88.3 billion yen in the same period a year ago. Income before income taxes increased 52% to 126.1 billion yen ($1.07 billion), from 83.1 billion yen last year. This improvement was mainly attributable to increased operating profit, despite 8.0 billion yen in expenses associated with early retirement programs and 8.8 billion yen related to a recall of certain kerosene fan heaters, which the company manufactured and sold in Japan between 1985 and 1992. Net income also increased, up 39% to 49.3 billion yen ($418 million), from 35.6 billion yen in the same period a year ago. The company’s net income per common share was 22.29 yen ($0.19) on a diluted basis, versus 15.56 yen on the same basis a year ago.

Consolidated Nine-month Results

Consolidated group sales for the nine months ended December 31, 2005 increased 1% to 6,657.6 billion yen ($56.42 billion), compared with 6,615.1 billion yen in the same nine-month period a year ago. Domestic sales decreased 1% to 3,355.3 billion yen ($28.43 billion), while overseas sales were up 2% to 3,302.3 billion yen ($27.99 billion).

For reasons similar to those given for third quarter results, the company’s operating profit for the nine months increased 23% to 300.5 billion yen ($2.55 billion), from 244.6 billion yen in the comparable period a year ago. Pre-tax income for the nine-month period increased 27% to 280.2 billion yen ($2.37 billion), compared with 220.4 billion yen a year ago. In other income (deductions), the company recorded a 10.3 billion yen gain from the sale of shares of Matsushita Leasing & Credit Co., Ltd. (MLC),2 and incurred expenses of 28.8 billion yen associated with the implementation of early retirement programs, and 8.8 billion yen in expenses related to the aforementioned recall of kerosene fan heaters. Net income was also up 24% to 113.7 billion yen ($963 million), as compared with 91.7 billion yen in the same nine-month period of the previous year. The company’s net income per common share was 51.05 yen ($0.43) on a diluted basis, versus 39.79 yen on the same basis a year ago.

[1]	For information about operating profit, see Note 2 of Notes to consolidated financial statements on page 14.
[2]	For information about the sale of shares of MLC, see Note 3 of Notes to consolidated financial statements on page 14.

Consolidated Third-quarter Sales Breakdown by Product Category

The company’s third-quarter consolidated sales by product category, as compared with prior year amounts, are summarized as follows:

AVC Networks

AVC Networks sales increased 9% to 1,049.1 billion yen ($8.89 billion), compared with 966.9 billion yen in the same period of the previous year. Sales of video and audio equipment increased 9% from the previous year’s third quarter, due mainly to strong sales of digital AV products, such as plasma TVs and digital cameras.

Sales of information and communications equipment increased 8%, mainly a result of sales gains in PCs and peripherals and automotive electronics, which were more than sufficient to offset weak overseas sales in cellular phones.

Home Appliances

Sales of Home Appliances decreased 2% to 311.3 billion yen ($2.64 billion), compared with 316.5 billion yen in last year’s third quarter. Although sales of air conditioners and microwave ovens were favorable, sales declines were recorded in refrigerators, compressors and seasonal products.

Components and Devices

Sales of Components and Devices increased 3% to 286.9 billion yen ($2.43 billion), compared with 279.1 billion yen in the same period of the previous year, due mainly to favorable sales of semiconductors, general components and batteries.

MEW and PanaHome

Sales of MEW and PanaHome increased 3% to 387.3 billion yen ($3.28 billion), from 376.6 billion yen last year. At MEW and its subsidiaries, sales gains were recorded mainly in electrical construction materials, automation controls and electronic and plastic materials. At PanaHome Corporation, sales of detached housing were sluggish, while sales gains were recorded in rental apartment housing and home remodeling businesses.

JVC

Sales for JVC (Victor Company of Japan, Ltd. and its subsidiaries) totaled 211.8 billion yen ($1.80 billion), up 1% from 209.4 billion yen in the third quarter of the previous year, due primarily to favorable sales of consumer electronics in the Americas and software and media.

Other

Sales for Other increased 3% to 152.0 billion yen ($1.29 billion) from 148.0 billion yen in the third quarter of the previous year, due mainly to sales increases in factory automation equipment.

Consolidated Financial Condition

On a consolidated basis, total assets as of December 31, 2005 were 8,265.0 billion yen ($70.04 billion), an increase of 175.0 billion yen from the end of the first fiscal half ended September 30, 2005. This was due mainly to an increase in trade receivables caused by seasonal factors such as year-end sales, and an increase in investments as a result of revaluation, despite decreased inventories. Stockholders’ equity increased 136.0 billion yen, as compared with the end of the first fiscal half, due primarily to an increase of 1,203 billion yen in accumulated other comprehensive income, primarily attributable to a weaker yen.

Outlook for the Full Fiscal Year 2006, ending March 31, 2006

Regarding the outlook for the full fiscal year 2006, considering the current financial results, Matsushita today announced an upward revision of the forecast announced on April 28, 2005. Regarding net sales on a consolidated basis, Matsushita revised its previous forecast of 8,720 billion yen upward, to approximately 8,840 billion yen. Reasons given for the upward revision include strong sales of digital AV products, especially V-products, a weaker yen and other positive effects, sufficient to offset sales downturns in cellular phones. Operating profit is now expected to increase to 400 billion yen, from the previous forecast of 330 billion yen. The upward revision for operating profit is due mainly to rationalization efforts in materials costs, the effects of restructuring initiatives and cost reduction activities. Regarding consolidated income before income taxes3, despite negative factors such as the aforementioned product recall (approximately 24 billion yen), increased restructuring expenses and impairment losses from long-lived assets, Matsushita has revised its forecast to 300 billion yen, from the previous forecast of 290 billion yen, due mainly to the expected increase in operating profit and gains related to the liquidation of a consolidated subsidiary, MEI Holding Inc. (MHI)4. Net income is now expected to increase to 130 billion yen, from the previous forecast of 110 billion yen, due mainly to the increase in pre-tax income and a lower effective tax rate, mainly a result of the reorganization of domestic and overseas subsidiaries.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York, Euronext Amsterdam, and Frankfurt stock exchanges.

For more information, please visit the following Web sites:

Matsushita home page URL: http://panasonic.co.jp/global/

Matsushita IR Web site URL: http://ir-site.panasonic.com/

[3]	Other income (deductions) affecting the forecast for income before income taxes is expected to amount to a loss of 100 billion yen, including restructuring charges of 55 billion yen and other expenses of 45 billion yen.

[4]	For more information, see separate press release issued today, “Matsushita to Divest Stake in Universal."

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Three months ended December 31)

	Yen (millions)		Percentage 2005/2004	U.S. Dollars (millions)
	2005	2004		2005
Net sales	¥2,398,420	¥2,296,525	104%	$20,326
Cost of sales	(1,651,182)	(1,631,230)		(13,993)
Selling, general and administrative expenses	(617,818)	(577,041)		(5,236)

Operating profit	129,420	88,254	147%	1,097

Other income (deductions):
Interest income	7,226	4,644		61
Dividend income	1,776	1,466		15
Interest expense	(5,635)	(5,075)		(48)
Expenses associated with the implementation of early retirement programs **	(8,049)	(12,253)		(68)
Other income, net	1,351	6,054		12

Income before income taxes	126,089	83,090	152%	1,069

Provision for income taxes	(54,116)	(35,701)		(459)
Minority interests	(7,071)	(10,029)		(60)
Equity in earnings (losses) of associated companies	(15,633)	(1,790)		(132)

Net income	¥49,269	¥35,570	139%	$418

Net income, basic
per common share	22.29 yen	15.56 yen		$0.19
per ADS	22.29 yen	15.56 yen		$0.19
Net income, diluted
per common share	22.29 yen	15.56 yen		$0.19
per ADS	22.29 yen	15.56 yen		$0.19

(Parentheses indicate expenses, deductions or losses.)

* ** See Notes to consolidated financial statements on pages 14-15.

Supplementary Information (Three months ended December 31)

	Yen (millions)			U.S. Dollars (millions)
	2005	2004		2005
Depreciation (tangible assets)	¥68,523	¥69,370		$581
Capital investment *	¥98,226	¥76,908		$832
R&D expenditures	¥138,147	¥148,649		$1,171

Number of employees (Dec. 31)	330,581	337,863

*	These figures are calculated on an accrual basis.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Nine months ended December 31)

	Yen (millions)		Percentage 2005/2004	U.S. Dollars (millions)
	2005	2004		2005
Net sales	¥6,657,633	¥6,615,062	101%	$56,421
Cost of sales	(4,608,348)	(4,706,826)		(39,054)
Selling, general and administrative expenses	(1,748,778)	(1,663,648)		(14,820)

Operating profit	300,507	244,588	123%	2,547

Other income (deductions):
Interest income	18,369	13,762		156
Dividend income	6,535	5,374		55
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	—	31,509		—
Interest expense	(15,868)	(16,569)		(134)
Expenses associated with the implementation of early retirement programs **	(28,823)	(61,862)		(244)
Other income (loss), net	(520)	3,561		(5)

Income before income taxes	280,200	220,363	127%	2,375

Provision for income taxes	(139,544)	(96,533)		(1,183)
Minority interests	(475)	(25,375)		(4)
Equity in earnings (losses) of associated companies	(26,505)	(6,706)		(225)

Net income	¥113,676	¥91,749	124%	$963

Net income, basic
per common share	51.05 yen	39.79 yen		$0.43
per ADS	51.05 yen	39.79 yen		$0.43
Net income, diluted
per common share	51.05 yen	39.79 yen		$0.43
per ADS	51.05 yen	39.79 yen		$0.43

(Parentheses indicate expenses, deductions or losses.)

* ** See Notes to consolidated financial statements on pages 14-15.

Supplementary Information (Nine months ended December 31)
	Yen (millions)			U.S. Dollars (millions)
	2005	2004		2005
Depreciation (tangible assets)	¥200,862	¥208,038		$1,702
Capital investment *	¥257,670	¥222,551		$2,184
R&D expenditures	¥416,564	¥465,176		$3,530

*	These figures are calculated on an accrual basis.

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

December 31, 2005

With comparative figures for September 30, 2005

	Yen (millions)		U.S. Dollars (millions)
	Dec. 31, 2005	Sept. 30, 2005	Dec. 31, 2005
Assets
Current assets:
Cash and cash equivalents	¥1,413,509	¥1,455,714	$11,979
Time deposits	241,275	213,543	2,045
Short-term investments	54,320	16,252	460
Trade receivables (notes and accounts) and other current assets	1,730,596	1,618,856	14,666
Inventories	986,306	1,006,422	8,359

Total current assets	4,426,006	4,310,787	37,509

Noncurrent receivables	—	—	—
Investments and advances	1,299,435	1,197,666	11,012
Property, plant and equipment, net of accumulated depreciation	1,636,267	1,635,462	13,866
Other assets	903,285	946,076	7,655

Total assets	¥8,264,993	¥8,089,991	$70,042

Liabilities and Stockholders’ Equity

Current liabilities:
Short-term borrowings	¥299,843	¥359,033	$2,541
Trade payables (notes and accounts) and other current liabilities	2,623,419	2,513,075	22,232

Total current liabilities	2,923,262	2,872,108	24,773

Long-term debt	425,821	429,250	3,608
Other long-term liabilities	636,478	680,427	5,394
Minority interests	517,283	482,089	4,384
Common stock	258,740	258,740	2,193
Capital surplus	1,234,269	1,231,516	10,460
Legal reserve	86,988	87,813	737
Retained earnings	2,535,693	2,507,767	21,489
Accumulated other comprehensive income (loss) *	(11,597)	(131,855)	(98)
Treasury stock	(341,944)	(327,864)	(2,898)

Total liabilities and stockholders’ equity	¥8,264,993	¥8,089,991	$70,042

*	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)		U.S. Dollars (millions)
	Dec. 31, 2005	Sept. 30, 2005	Dec. 31, 2005
Cumulative translation adjustments	¥(112,196)	¥(182,182)	$(951)
Unrealized holding gains of available-for-sale securities	165,826	127,848	1,406
Unrealized gains of derivative instruments	14,422	8,704	122
Minimum pension liability adjustments	(79,649)	(86,225)	(675)

**	See Notes to consolidated financial statements on pages 14-15.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Three months ended December 31)

	Yen (billions)		Percentage 2005/2004	U.S. Dollars (millions)
	2005	2004		2005
AVC Networks
Video and audio equipment	¥516.7	¥476.2	109%	$4,379

Information and communications equipment	532.4	490.7	108%	4,512

Subtotal	1,049.1	966.9	109%	8,891

Home Appliances	311.3	316.5	98%	2,638

Components and Devices	286.9	279.1	103%	2,432

MEW and PanaHome	387.3	376.6	103%	3,282

JVC	211.8	209.4	101%	1,795

Other	152.0	148.0	103%	1,288

Total	¥2,398.4	¥2,296.5	104%	$20,326

Domestic sales	1,181.6	1,189.0	99%	10,014
Overseas sales	1,216.8	1,107.5	110%	10,312

(Nine months ended December 31)

	Yen (billions)		Percentage 2005/2004	U.S. Dollars (millions)
	2005	2004		2005
AVC Networks
Video and audio equipment	¥1,261.1	¥1,208.4	104%	$10,687

Information and communications equipment	1,535.4	1,504.5	102%	13,012

Subtotal	2,796.5	2,712.9	103%	23,699

Home Appliances	889.7	926.0	96%	7,540

Components and Devices	817.9	861.6	95%	6,931

MEW and PanaHome	1,139.7	1,088.2	105%	9,659

JVC	545.5	563.6	97%	4,623

Other	468.3	462.8	101%	3,969

Total	¥6,657.6	¥6,615.1	101%	$56,421

Domestic sales	3,355.3	3,391.9	99%	28,435
Overseas sales	3,302.3	3,223.2	102%	27,986

*	See Notes to consolidated financial statements on pages 14-15.

[Domestic/Overseas Sales Breakdown for Three Months ended December 31, 2005]

(in yen only)

	Domestic sales		Overseas sales
	Yen (billions) 2005	Percentage 2005/2004	Yen (billions) 2005	Percentage 2005/2004
AVC Networks
Video and audio equipment	¥160.6	104%	¥356.1	111%

Information and communications equipment	241.8	105%	290.6	112%

Subtotal	402.4	104%	646.7	111%

Home Appliances	191.1	93%	120.2	109%

Components and Devices	108.4	94%	178.5	109%

MEW and PanaHome	323.7	99%	63.6	124%

JVC	58.6	96%	153.2	103%

Other	97.4	101%	54.6	106%

Total	¥1,181.6	99%	¥1,216.8	110%

[Domestic/Overseas Sales Breakdown for Nine Months ended December 31, 2005]

(in yen only)

	Domestic sales		Overseas sales
	Yen (billions) 2005	Percentage 2005/2004	Yen (billions) 2005	Percentage 2005/2004
AVC Networks
Video and audio equipment	¥387.6	102%	¥873.5	105%

Information and communications equipment	723.1	102%	812.3	102%

Subtotal	1,110.7	102%	1,685.8	104%

Home Appliances	527.8	92%	361.9	102%

Components and Devices	306.6	90%	511.3	98%

MEW and PanaHome	968.3	103%	171.4	113%

JVC	156.2	99%	389.3	96%

Other	285.7	97%	182.6	108%

Total	¥3,355.3	99%	¥3,302.3	102%

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Three months ended December 31)

By Business Segment:

	Yen (billions)		Percentage 2005/2004	U.S. Dollars (millions)
	2005	2004		2005
[Sales]

AVC Networks	¥1,125.5	¥1,041.0	108%	$9,538
Home Appliances	329.5	343.8	96%	2,792
Components and Devices	356.8	356.3	100%	3,024
MEW and PanaHome	435.1	390.8	111%	3,687
JVC	214.1	213.4	100%	1,815
Other	322.7	250.5	129%	2,735

Subtotal	2,783.7	2,595.8	107%	23,591
Eliminations	(385.3)	(299.3)	—	(3,265)

Consolidated total	¥2,398.4	¥2,296.5	104%	$20,326

[Segment Profit] **

AVC Networks	¥58.1	¥25.7	226%	$492
Home Appliances	24.4	21.6	113%	207
Components and Devices	26.0	9.1	287%	220
MEW and PanaHome	23.1	20.3	114%	196
JVC	1.3	7.2	19%	11
Other	13.5	8.9	152%	115

Subtotal	146.4	92.8	158%	1,241
Corporate and eliminations	(17.0)	(4.5)	—	(144)

Consolidated total	¥129.4	¥88.3	147%	$1,097

(Nine months ended December 31)
By Business Segment:
	Yen (billions)		Percentage 2005/2004	U.S. Dollars (millions)
	2005	2004		2005
[Sales]

AVC Networks	¥3,007.3	¥2,924.5	103%	$25,486
Home Appliances	933.2	1,004.2	93%	7,909
Components and Devices	1,037.6	1,148.7	90%	8,793
MEW and PanaHome	1,272.4	1,125.3	113%	10,783
JVC	550.4	573.8	96%	4,664
Other	941.6	789.8	119%	7,980

Subtotal	7,742.5	7,566.3	102%	65,615
Eliminations	(1,084.9)	(951.2)	—	(9,194)

Consolidated total	¥6,657.6	¥6,615.1	101%	$56,421

[Segment Profit] **

AVC Networks	¥142.9	¥94.0	152%	$1,211
Home Appliances	63.9	59.4	108%	542
Components and Devices	59.7	48.6	123%	506
MEW and PanaHome	51.6	44.9	115%	437
JVC	(2.7)	11.8	—	(23)
Other	42.2	25.0	169%	358

Subtotal	357.6	283.7	126%	3,031
Corporate and eliminations	(57.1)	(39.1)	—	(484)

Consolidated total	¥300.5	¥244.6	123%	$2,547

* **    See Notes to consolidated financial statements on pages 14-15.

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and Note 5 for U.S. GAAP reconciliation.

3.	On April 1, 2005, Matsushita sold approximately 2,707 thousand shares of Matsushita Leasing & Credit Co., Ltd. (MLC) to The Sumitomo Trust & Banking Co., Ltd. (STB) for cash proceeds of 27,756 million yen, and recorded a gain of 10,313 million yen, pursuant to a basic agreement regarding the equity ownership of MLC concluded between the company and STB. As a result of the sale, Matsushita now owns 34% of MLC’s total issued shares. MLC (renamed Sumishin Matsushita Financial Services Co., Ltd. on May 1, 2005) was changed from a consolidated subsidiary to an equity method investee of Matsushita as of April 1, 2005.

4.	Comprehensive income was reported as a gain of 169,527 million yen ($1,437 million) for the third quarter ended December 31, 2005, a gain of 14,423 million yen for the third quarter ended December 31, 2004. Comprehensive income was a gain of 340,456 million yen ($2,885 million) for the nine months ended December 31, 2005, and a gain of 205,842 million yen for the nine months a year ago. Comprehensive income (loss) includes net income and increases (decreases) in cumulative translation adjustments, unrealized holding gains (losses) of available-for-sale securities, unrealized gains (losses) of certain derivative instruments and minimum pension liability adjustments.

5.	Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of income.

6.	Employees Pension Funds in certain of the company’s subsidiaries obtained approvals from Japan’s Ministry of Health, Labour and Welfare (the Ministry) for exemption from the past benefit obligation with respect to the portion of the Employees Pension Funds that certain of the company’s subsidiaries operated for the Government (the so-called “substitutional portion”), and transferred the substitutional portion to the Government in the first half ended September 30, 2004. A gain of 31,509 million yen from the transfer of the substitutional portion of the Japanese Welfare Pension Insurance is reported as other income in the consolidated statement of income for the nine months ended December 31, 2004.

7.	Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

8.	The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure.

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

AVC Networks

Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Panasonic Automotive Systems Company,

Panasonic System Solutions Company, Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Home Appliances Group, Healthcare Business Company, Lighting Company,

Matsushita Ecology Systems Co., Ltd.

Components and Devices

Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,

Panasonic Electronic Devices Co., Ltd., Motor Company

MEW and PanaHome

Matsushita Electric Works, Ltd., PanaHome Corporation

JVC

Victor Company of Japan, Ltd.

Other

Panasonic Factory Solutions Co., Ltd., Matsushita Welding Systems Co., Ltd.

9.	Number of consolidated companies: 615

10.	Number of companies reflected by the equity method: 71

11.	United States Dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 = 118 yen, the approximate rate on the Tokyo Foreign Exchange Market on December 30, 2005.

12.	Each American Depositary Share (ADS) represents 1 share of common stock.

Details of Product Categories

AVC Networks

Plasma, LCD and CRT TVs, DVD recorders, DVD players, VCRs, camcorders, digital cameras, compact disc (CD), Mini Disc (MD) and SD players, other personal and home audio equipment, AV and computer product devices, prerecorded AV software, broadcast- and business-use AV equipment and systems, PCs, CD-ROM, DVD-ROM/RAM and other optical disc drives, SD Memory Cards, other data storage devices, copiers, printers, telephones, cellular phones and other mobile communications equipment, facsimile equipment, car AVC equipment, traffic-related systems, communications network-related equipment, other information and communications equipment and systems, etc.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, cooking appliances, dishwasher/dryers, electric fans, air purifiers, heating equipment, electric and gas hot water supply equipment, sanitary equipment, healthcare equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, etc.

Components and Devices

Semiconductors, general components (capacitors, resistors, coils, speakers, power supplies, electromechanical components, high frequency components, printed circuit boards, etc.), magnetic recording heads, motors, dry batteries, rechargeable batteries, etc.

MEW and PanaHome

Lighting fixtures, wiring devices, distribution panelboards, personal-care products, massage loungers, modular kitchens, exterior furnishing materials, interior furnishing materials, bathroom and fixtures, molding compounds, laminates, relays, switches, sensors, connectors, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, land lots for housing, condominiums, residential real estate, etc.

JVC

LCD, rear projection, plasma and CRT TVs, camcorders, VCRs, DVD recorders, DVD players, MD/CD/DVD audio systems and other audio equipment, car AV systems, professional video surveillance equipment, professional audio equipment, professional video equipment, professional video projectors, motors, optical pickups, high-density multi-layer printed wiring boards, deflection yokes, AV software for CDs, DVDs and video tapes, recording media, furnitures, etc.

Other

Electronic-parts-mounting machines, industrial robots, electronic measuring instruments, welding equipment, power distribution equipment, bicycles, imported materials and components, etc.

February 2, 2006

Matsushita Electric Industrial Co., Ltd.

Supplemental Consolidated Financial Data for Fiscal 2006

Third Quarter, ended December 31, 2005

1. Sales breakdown for Fiscal 2006 Third Quarter, ended December 31, 2005

Third Quarter <Oct. to Dec. 2005>	yen (billions)
By Product Category	Total	06/05	Local currency basis 06/05	Domestic	06/05	Overseas	06/05	Local currency basis 06/05
Video and audio equipment	516.7	109%	103%	160.6	104%	356.1	111%	103%
Information and communications equipment	532.4	108%	104%	241.8	105%	290.6	112%	103%
AVC Networks	1,049.1	109%	104%	402.4	104%	646.7	111%	103%
Home Appliances	311.3	98%	95%	191.1	93%	120.2	109%	100%
Components and Devices	286.9	103%	98%	108.4	94%	178.5	109%	101%
MEW and PanaHome	387.3	103%	102%	323.7	99%	63.6	124%	115%
JVC	211.8	101%	96%	58.6	96%	153.2	103%	96%
Other	152.0	103%	101%	97.4	101%	54.6	106%	100%

Total	2,398.4	104%	101%	1,181.6	99%	1,216.8	110%	102%

Nine Months <Apr. to Dec. 2005>	yen (billions)
By Product Category	Total	06/05	Local currency basis 06/05	Domestic	06/05	Overseas	06/05	Local currency basis 06/05
Video and audio equipment	1,261.1	104%	102%	387.6	102%	873.5	105%	102%
Information and communications equipment	1,535.4	102%	100%	723.1	102%	812.3	102%	99%
AVC Networks	2,796.5	103%	101%	1,110.7	102%	1,685.8	104%	100%
Home Appliances	889.7	96%	95%	527.8	92%	361.9	102%	99%
Components and Devices	817.9	95%	93%	306.6	90%	511.3	98%	95%
MEW and PanaHome	1,139.7	105%	104%	968.3	103%	171.4	113%	109%
JVC	545.5	97%	94%	156.2	99%	389.3	96%	93%
Other	468.3	101%	100%	285.7	97%	182.6	108%	105%

Total	6,657.6	101%	99%	3,355.3	99%	3,302.3	102%	99%

	yen (billions)
Overseas Sales by Region	Fiscal 2006 Third Quarter Results			Fiscal 2006 Nine Months Results
		06/05	Local currency basis 06/05		06/05	Local currency basis 06/05
North and South America	414.1	116%	105%	1,096.4	109%	105%
Europe	329.6	100%	97%	836.6	94%	92%
Asia	295.7	111%	102%	844.3	104%	100%
China	177.4	115%	105%	525.0	102%	98%

Total	1,216.8	110%	102%	3,302.3	102%	99%

2. Segment Information

<Consolidated>	yen (billions)
	Fiscal 2006 Third Quarter Results					Fiscal 2006 Nine Months Results
	Sales	06/05	Segment profit	% of sales	06/05	Sales	06/05	Segment profit	% of sales	06/05
AVC Networks	1,125.5	108%	58.1	5.2%	226%	3,007.3	103%	142.9	4.8%	152%
Home Appliances	329.5	96%	24.4	7.4%	113%	933.2	93%	63.9	6.8%	108%
Components and Devices	356.8	100%	26.0	7.3%	287%	1,037.6	90%	59.7	5.8%	123%
MEW and PanaHome	435.1	111%	23.1	5.3%	114%	1,272.4	113%	51.6	4.1%	115%
JVC	214.1	100%	1.3	0.6%	19%	550.4	96%	-2.7	-0.5%	—
Other	322.7	129%	13.5	4.2%	152%	941.6	119%	42.2	4.5%	169%
Total	2,783.7	107%	146.4	5.3%	158%	7,742.5	102%	357.6	4.6%	126%

Corporate and eliminations	-385.3	—	-17.0	—	—	-1,084.9	—	-57.1	—	—

Consolidated total	2,398.4	104%	129.4	5.4%	147%	6,657.6	101%	300.5	4.5%	123%

As the company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), financial data for the MEW and PanaHome segment and JVC segment are also calculated according to these principles.

3. Capital Investment, Depreciation and R&D Expenditures

Capital Investment**

<Consolidated>	yen (billions)
	Fiscal 2006 Third Quarter Results		Fiscal 2006 Nine Months Results
		06-05		06-05
AVC Networks	55.0	+37.0	94.2	+40.8
Home Appliances	10.1	+1.7	27.1	+2.2
Components and Devices *	22.2	-10.1	87.8	-4.1
MEW and PanaHome	7.8	-2.0	27.0	+5.9
JVC	2.0	-0.7	10.5	-3.1
Other	1.1	-4.6	11.0	-6.7

Total	98.2	+21.3	257.6	+35.0

* semiconductors only	(14.0)	(-9.0)	(59.0)	(+1.0)

**	These figures are calculated on an accrual basis.

Depreciation(Tangible Assets) <Consolidated>		yen (billions)

Fiscal 2006 Third Quarter Results		Fiscal 2006 Nine Months Results
	06-05		06-05
68.5	-0.8	200.9	-7.2

R&D Expenditures <Consolidated>		yen (billions)

Fiscal 2006 Third Quarter Results		Fiscal 2006 Nine Months Results
	06-05		06-05
138.1	-10.5	416.6	-48.6

4. Foreign Currency Exchange Rates

<Export Rates>	Fiscal 2005			Fiscal 2006
	Third Quarter	Nine Months	Full Year	Third Quarter	Nine Months
U.S.Dollars	¥108	¥109	¥108	¥111	¥108
Euro	¥133	¥132	¥133	¥135	¥135

<Rates Used for Consolidation>	Fiscal 2005			Fiscal 2006
	Third Quarter	Nine Months	Full Year	Third Quarter	Nine Months
U.S.Dollars	¥106	¥109	¥108	¥117	¥112
Euro	¥137	¥134	¥135	¥139	¥137

5. Number of Employees

<Consolidated>	(persons)
	end of Dec. 2004	end of Mar. 2005	end of Sep. 2005	end of Dec. 2005
Domestic	150,154	150,642	147,126	145,024
Overseas	187,709	184,110	185,422	185,557

Total	337,863	334,752	332,548	330,581

6. Other Information

		(shares)
Issued Shares as of December 31, 2005	(a)	2,453,053,497
Treasury Stock as of December 31, 2005	(b)	243,224,751
Outstanding Shares (excluding treasury stock) as of December 31, 2005	(a)-(b)	2,209,828,746

	Fiscal 2005			Fiscal 2006
	Third Quarter	Nine Months	Annual Results	Third Quarter	Nine Months
Net income per common share, basic	¥15.56	¥39.79	¥25.49	¥22.29	¥51.05
Net income per common share, diluted	¥15.56	¥39.79	¥25.49	¥22.29	¥51.05
Stockholders’ equity per common share at the end of each period	¥1,563.23	—	¥1,569.39	¥1,702.46	—

7. Annual Forecast for Fiscal 2006, ending March 31, 2006

<Consolidated>	yen (billions)
	Fiscal 2005 Results		Fiscal 2006 Forecast (a) (as of Apr. 28, 2005)		Fiscal 2006 Forecast (b) (as of Feb. 2, 2006)
		05/04		06/05			06/05	(b)-(a)
Sales	8,713.6	116%	8,720.0	100%	8,840.0		101%	+120.0
Operating profit *	308.5	158%	330.0	107%	400.0	**	130%	+70.0
(% of Sales)	(3.5%)		(3.8%)		(4.5%)
Income before income taxes	246.9	145%	290.0	117%	300.0	**	122%	+10.0
(% of Sales)	(2.8%)		(3.3%)		(3.4%)
Net income	58.5	139%	110.0	188%	130.0		222%	+20.0
(% of Sales)	(0.7%)		(1.3%)		(1.5%)

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies.
**	Factors affecting the forecast for other income (deductions) of 100 billion yen (the difference between operating profit and income before income taxes) include restructuring charges of 55 billion yen and other expenses of 45 billion yen.

8. Segment Information (Annual Forecast)

<Consolidated>	yen (billions)
	Fiscal 2006 Forecast (as of Apr. 28, 2005)					Fiscal 2006 Forecast (as of Feb. 2, 2006)
	Sales	06/05	Segment profit	% of sales	06/05	Sales	06/05	Segment profit	% of sales	06/05
AVC Networks	3,910.0	101%	166.0	4.2%	130%	4,010.0	104%	191.0	4.8%	150%
Home Appliances	1,300.0	98%	75.0	5.8%	97%	1,300.0	98%	83.0	6.4%	107%
Components and Devices	1,380.0	94%	62.0	4.5%	107%	1,380.0	94%	80.0	5.8%	139%
MEW and PanaHome	1,710.0	110%	65.0	3.8%	102%	1,740.0	112%	74.0	4.3%	116%
JVC	820.0	112%	24.0	2.9%	243%	750.0	103%	6.5	0.9%	66%
Other	890.0	87%	30.0	3.4%	78%	1,130.0	110%	53.0	4.7%	138%

Total	10,010.0	100%	422.0	4.2%	113%	10,310.0	103%	487.5	4.7%	130%

Corporate and eliminations	-1,290.0	—	-92.0	—	—	-1,470.0	—	-87.5	—	—

Consolidated total	8,720.0	100%	330.0	3.8%	107%	8,840.0	101%	400.0	4.5%	130%

As the company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), financial data for the MEW and PanaHome segment and JVC segment are also calculated according to these principles.

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

        The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

<Attachment 1>

Sales by Products

The following are sales of major products to outside customers, and do not include internal sales. As such, amounts herein do not correspond to those in Segment information.

<Consolidated>		yen (billions)
	Products	Fiscal 2006 Third Quarter		Fiscal 2006 Nine Months
		Sales	06/05	Sales	06/05
AVC Networks	VCRs	39.4	70%	129.1	77%
	Digital cameras	41.9	157%	97.4	187%
	TVs	279.3	122%	671.0	118%
	Plasma TVs only	148.3	190%	331.6	185%
	DVD recorders	45.5	108%	95.4	101%
	Audio equipment	68.5	91%	160.3	85%
	Information equipment	326.8	115%	943.7	111%
	Communications equipment	205.6	100%	591.7	91%
	Mobile communications equipment only	103.8	96%	303.6	83%

Home Appliances	Air conditioners	38.1	112%	175.7	104%
	Refrigerators	22.8	96%	78.7	99%

Components and Devices	General components	95.6	108%	273.5	99%
	Semiconductors *	117.5	107%	349.0	94%
	Batteries	85.0	102%	225.6	99%

Other	FA equipment	43.7	131%	137.3	111%

*	Information for semiconductors is on a production basis. The annual forecast for fiscal 2006 is 470.0 billion yen, 1% down from fiscal 2005.

<Attachment 2>

Financial Data for the Primary Business Domain Companies in the AVC Networks Segment

<Business domain company basis>

<Sales and domain company profit by business domain company (production division basis)>

Fiscal 2006 Third Quarter Results	yen (billions)
	Sales		Domain company profit
		06/05		06/05	% of sales
Panasonic AVC Networks Company	452.9	122%	22.9	218%	5.1%
Panasonic Communications Co., Ltd.	123.1	106%	6.1	122%	5.0%
Panasonic Mobile Communications Co., Ltd.	131.7	106%	-2.3	—	-1.7%

Fiscal 2006 Nine Months Results	yen (billions)
	Sales		Domain company profit
		06/05		06/05	% of sales
Panasonic AVC Networks Company	1,178.7	112%	50.9	170%	4.3%
Panasonic Communications Co., Ltd.	365.8	103%	15.9	120%	4.3%
Panasonic Mobile Communications Co., Ltd.	378.1	91%	-7.6	—	-2.0%

Notes:

1.	The above information for Panasonic AVC Networks Company does not include sales and profit of domestic and overseas sales divisions.

2.	The above information for Panasonic Communications Co., Ltd. and Panasonic Mobile Communications Co., Ltd. does not include sales and profit of certain overseas sales divisions.

<Capital Investment> *

Fiscal 2006 Third Quarter Results	yen (billions)
	Capital investment
		06-05
Panasonic AVC Networks Company	47.8	+36.4
Panasonic Communications Co., Ltd.	2.1	+0.6
Panasonic Mobile Communications Co., Ltd.	1.1	+0.2

Fiscal 2006 Nine Months Results	yen (billions)
	Capital investment
		06-05
Panasonic AVC Networks Company	67.8	+37.1
Panasonic Communications Co., Ltd.	6.9	+1.2
Panasonic Mobile Communications Co., Ltd.	3.3	+0.4

*	These figures are calculated on an accrual basis.

<Attachment 3> Reference

Segment information for fiscal 2005 through fiscal 2006 third quarter

<Consolidated>

Fiscal 2006 Results

Sales	yen (billions)
	First Half
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05
AVC Networks	913.4	101%	968.4	99%	1,881.8	100%	1,125.5	108%
Home Appliances	323.2	94%	280.5	89%	603.7	91%	329.5	96%
Components and Devices	333.8	83%	347.0	89%	680.8	86%	356.8	100%
MEW and PanaHome	384.8	110%	452.6	118%	837.4	114%	435.1	111%
JVC	151.5	86%	184.8	100%	336.3	93%	214.1	100%
Other	289.7	115%	329.1	115%	618.8	115%	322.7	129%

Total	2,396.4	99%	2,562.4	101%	4,958.8	100%	2,783.7	107%

Corporate and eliminations	-348.2	—	-351.4	—	-699.6	—	-385.3	—

Consolidated total	2,048.2	97%	2,211.0	100%	4,259.2	99%	2,398.4	104%

Segment profit	yen (billions)
	First Half
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05
AVC Networks	28.4	165%	56.4	110%	84.8	124%	58.1	226%
Home Appliances	18.6	109%	20.9	101%	39.5	105%	24.4	113%
Components and Devices	5.9	37%	27.8	117%	33.7	85%	26.0	287%
MEW and PanaHome	4.4	78%	24.1	128%	28.5	116%	23.1	114%
JVC	-2.9	—	-1.1	—	-4.0	—	1.3	19%
Other	9.2	115%	19.5	241%	28.7	178%	13.5	152%

Total	63.6	96%	147.6	119%	211.2	111%	146.4	158%

Corporate and eliminations	-17.6	—	-22.5	—	-40.1	—	-17.0	—

Consolidated total	46.0	106%	125.1	111%	171.1	109%	129.4	147%

Fiscal 2005 Results

Sales	yen (billions)
	First Half						Second Half						Fiscal 2005
	First Quarter	05/04	Second Quarter	05/04	First Half	05/04	Third Quarter	05/04	Fourth Quarter	05/04	Second Half	05/04		05/04
AVC Networks	903.9	104%	979.7	103%	1,883.6	103%	1,041.0	97%	934.2	99%	1,975.2	98%	3,858.8	100%
Home Appliances	344.1	117%	316.3	102%	660.4	109%	343.8	110%	328.6	107%	672.4	109%	1,332.8	109%
Components and Devices	403.2	100%	389.2	92%	792.4	96%	356.3	82%	320.3	80%	676.6	81%	1,469.0	89%
MEW and PanaHome	350.5	—	384.0	—	734.5	—	390.8	—	430.8	—	821.6	—	1,556.1	—
JVC	175.9	90%	184.4	86%	360.3	88%	213.4	91%	156.5	89%	369.9	90%	730.2	89%
Other	252.1	112%	287.2	115%	539.3	113%	250.5	105%	237.3	101%	487.8	103%	1,027.1	108%

Total	2,429.7	122%	2,540.8	118%	4,970.5	120%	2,595.8	114%	2,407.7	117%	5,003.5	115%	9,974.0	117%

Corporate and eliminations	-327.7	—	-324.3	—	-652.0	—	-299.3	—	-309.1	—	-608.4	—	-1,260.4	—

Consolidated total	2,102.0	119%	2,216.5	118%	4,318.5	119%	2,296.5	113%	2,098.6	116%	4,395.1	114%	8,713.6	116%

Segment profit	yen (billions)
	First Half						Second Half						Fiscal 2005
	First Quarter	05/04	Second Quarter	05/04	First Half	05/04	Third Quarter	05/04	Fourth Quarter	05/04	Second Half	05/04		05/04
AVC Networks	17.2	107%	51.1	121%	68.3	117%	25.7	77%	33.4	90%	59.1	83%	127.4	99%
Home Appliances	17.1	253%	20.7	170%	37.8	199%	21.6	108%	18.2	133%	39.8	118%	77.6	147%
Components and Devices	15.7	368%	23.8	111%	39.5	153%	9.1	67%	9.2	85%	18.3	75%	57.8	115%
MEW and PanaHome	5.7	—	18.9	—	24.6	—	20.3	—	19.0	—	39.3	—	63.9	—
JVC	2.7	132%	1.9	23%	4.6	46%	7.2	72%	-1.9	—	5.3	36%	9.9	40%
Other	8.0	331%	8.1	172%	16.1	225%	8.9	208%	13.3	403%	22.2	292%	38.3	261%

Total	66.4	210%	124.5	140%	190.9	159%	92.8	114%	91.2	131%	184.0	122%	374.9	138%

Corporate and eliminations	-22.9	—	-11.7	—	-34.6	—	-4.5	—	-27.3	—	-31.8	—	-66.4	—

Consolidated total	43.5	217%	112.8	189%	156.3	196%	88.3	124%	63.9	142%	152.2	131%	308.5	158%

<Attachment	4> Reference

Segment information for fiscal 2003 through fiscal 2004

<Consolidated>

Fiscal 2004 Results

Sales	yen (billions)
	First Half						Second Half						Fiscal 2004
	First Quarter	04/03	Second Quarter	04/03	First Half	04/03	Third Quarter	04/03	Fourth Quarter	04/03	Second Half	04/03		04/03
AVC Networks	873.3	98%	954.6	109%	1,827.9	103%	1,068.4	112%	944.0	100%	2,012.4	106%	3,840.3	105%
Home Appliances	294.2	99%	309.8	100%	604.0	99%	312.6	101%	306.6	110%	619.2	105%	1,223.2	102%
Components and Devices	405.2	100%	421.3	97%	826.5	98%	432.3	95%	400.9	97%	833.2	96%	1,659.7	97%
JVC	195.3	94%	214.1	95%	409.4	95%	233.3	100%	176.3	95%	409.6	98%	819.0	96%
Other	225.9	106%	250.2	134%	476.1	119%	238.6	122%	234.0	105%	472.6	113%	948.7	116%
Total	1,993.9	99%	2,150.0	106%	4,143.9	102%	2,285.2	107%	2,061.8	101%	4,347.0	104%	8,490.9	103%
Corporate and eliminations	-230.3	—	-273.9	—	-504.2	—	-253.9	—	-253.1	—	-507.0	—	-1,011.2	—
Consolidated total	1,763.6	98%	1,876.1	103%	3,639.7	101%	2,031.3	105%	1,808.7	98%	3,840.0	102%	7,479.7	101%

Segment profit	yen (billions)
	First Half						Second Half						Fiscal 2004
	First Quarter	04/03	Second Quarter	04/03	First Half	04/03	Third Quarter	04/03	Fourth Quarter	04/03	Second Half	04/03		04/03
AVC Networks	16.1	129%	42.2	308%	58.3	223%	33.6	124%	37.2	126%	70.8	125%	129.1	156%
Home Appliances	6.8	65%	12.2	110%	19.0	88%	20.0	136%	13.7	154%	33.7	142%	52.7	117%
Components and Devices	4.3	205%	21.5	149%	25.8	156%	13.5	111%	10.8	415%	24.3	165%	50.1	161%
JVC	2.0	131%	8.1	113%	10.1	115%	10.0	146%	4.6	74%	14.6	111%	24.7	113%
Other	2.4	102%	4.7	63%	7.1	73%	4.3	373%	3.3	157%	7.6	230%	14.7	113%
Total	31.6	109%	88.7	165%	120.3	145%	81.4	131%	69.6	141%	151.0	136%	271.3	140%
Corporate and eliminations	-11.6	—	-29.1	—	-40.7	—	-10.5	—	-24.6	—	-35.1	—	-75.8	—
Consolidated total	20.0	127%	59.6	174%	79.6	159%	70.9	148%	45.0	157%	115.9	151%	195.5	154%

Fiscal 2003 Results
Sales	yen (billions)
	First Half						Second Half						Fiscal 2003
	First Quarter	03/02	Second Quarter	03/02	First Half	03/02	Third Quarter	03/02	Fourth Quarter	03/02	Second Half	03/02		03/02
AVC Networks	894.4	108%	875.9	104%	1,770.3	106%	951.5	105%	946.4	102%	1,897.9	103%	3,668.2	105%
Home Appliances	297.2	99%	311.2	100%	608.4	99%	310.2	106%	278.9	105%	589.1	105%	1,197.5	102%
Components and Devices	406.7	100%	434.9	114%	841.6	107%	453.9	121%	414.2	111%	868.1	116%	1,709.7	111%
JVC	206.9	109%	226.0	108%	432.9	108%	233.7	100%	184.9	92%	418.6	96%	851.5	102%
Other	212.8	121%	187.0	111%	399.8	116%	196.3	116%	223.0	105%	419.3	110%	819.1	113%
Total	2,018.0	106%	2,035.0	106%	4,053.0	106%	2,145.6	108%	2,047.4	104%	4,193.0	106%	8,246.0	106%
Corporate and eliminations	-224.6	—	-207.4	—	-432.0	—	-210.6	—	-201.7	—	-412.3	—	-844.3	—
Consolidated total	1,793.4	104%	1,827.6	105%	3,621.0	104%	1,935.0	107%	1,845.7	103%	3,780.7	105%	7,401.7	105%

Segment profit	yen (billions)
	First Half						Second Half						Fiscal 2003
	First Quarter	03/02	Second Quarter	03/02	First Half	03/02	Third Quarter	03/02	Fourth Quarter	03/02	Second Half	03/02		03/02
AVC Networks	12.5	—	13.7	—	26.2	—	27.0	—	29.6	2114%	56.6	—	82.8	—
Home Appliances	10.4	79%	11.1	72%	21.5	75%	14.8	176%	8.9	—	23.7	578%	45.2	139%
Components and Devices	2.1	—	14.4	—	16.5	—	12.1	—	2.6	—	14.7	—	31.2	—
JVC	1.6	—	7.2	—	8.8	—	6.9	—	6.2	127%	13.1	437%	21.9	—
Other	2.3	—	7.5	—	9.8	—	1.2	—	2.1	—	3.3	—	13.1	—
Total	28.9	—	53.9	—	82.8	—	62.0	—	49.4	—	111.4	—	194.2	—
Corporate and eliminations	-13.2	—	-19.6	—	-32.8	—	-14.0	—	-20.8	—	-34.8	—	-67.6	—
Consolidated total	15.7	—	34.3	—	50.0	—	48.0	—	28.6	—	76.6	—	126.6	—

February 2, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)
Panasonic News Bureau (Japan) (Tel: +81-3-3542-6205) Jim Reilly (U.S.) (Tel: +1-201-392-6067) Brendon Gore (Europe) (Tel: +44-20-8899-2217)	Akihiro Takei (U.S.) Panasonic Finance (America), Inc. (Tel: +1-212-698-1365) Hiroko Carvell (Europe) Panasonic Finance (Europe) plc (Tel: +44-20-7562-4400)

Matsushita to Divest Stake in Universal

Osaka, Japan, February 2, 2006 — Matsushita Electric Industrial Co., Ltd [NYSE symbol: MC], best known for its Panasonic brand, today announced that its consolidated subsidiary MEI Holding Inc. (MHI) will sell all of its shares of Universal Studios Holding I Corp. (USHI), a holding company for Universal Music Group, Universal Interactive, a minority interest in NBC-Universal, to Vivendi Universal S.A. (VU), the majority holder of USHI. The company also announced that it will begin liquidation procedures for MHI upon completion of the sale of the USHI shares. Matsushita currently owns 7.66% of the total issued shares of USHI.

As a result of Matsushita’s relationship with Universal over the past fifteen years, the company has made significant progress in such areas as business relationships with the film and music industries, the establishment of recordable media format standards, including DVD, and development of copyright protection technologies. In recent years, however, the spread of online distribution of video content and rapid progress in diversified distribution methods has necessitated neutral partnerships with multiple content providers, whereby it is no longer strategically important to maintain capital ties with any particular business partner.

Under such circumstances, Matsushita finalized and signed a definitive agreement with VU regarding the sale of the USHI shares, and accordingly decided to begin closing/liquidation procedures for MHI, thereby ending Matsushita’s capital relationship with Universal-related businesses. Matsushita intends to strategically utilize cash flows provided by this sale to further enhance corporate value from a global perspective.

[Reference]

MEI Holding Inc.

Company Overview (as of December 31, 2005)

Company name:	MEI Holding Inc.
Representative:	Tetsuya Kawakami, President
Location of head office:	Delaware, U.S.A.
Date of incorporation:	June 1995
Principal business:	Business Investment
Share capital:	US$ 1
Shareholders (% ownership)	Matsushita Electric Industrial Co., Ltd. (100%)

Financial Results (for the most recent three fiscal years)

(US$: millions)
Fiscal year ended:	March 2003	March 2004	March 2005
Income before income taxes	119	52	46
Net income	108	34	13

(Note) Amounts less than 1 million dollars have been omitted.

The effect of this matter on Matsushita’s consolidated financial results is disclosed in a separate press release issued today.

(See press release “Matsushita Reports Third Quarter Net Profit Increase.”)

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